Section 12: INSIDER TRADING POLICY

PROCEDURES TO PREVENT AND DETECT MISUSE OF
MATERIAL NONPUBLIC INFORMATION
(approved by the Mutual Fund Board on September 29, 2004 and the ETF Board on May 12, 2006)

These procedures are intended to prevent the use of material, nonpublic information by Adviser personnel and to prevent, detect and correct any violations of the prohibition on insider trading.

A. Introduction

Trading securities while in possession of material, nonpublic information about such securities, or improperly communicating that information to others, may expose you to severe penalties. Criminal sanctions may include a fine or imprisonment.  The U.S. Securities and Exchange Commission (“SEC”) can recover the profits gained or losses avoided through the violative trading, impose a penalty of up to three times the illicit windfall, and issue an order permanently barring you from the securities industry. Finally, you may be sued by investors seeking to recover damages for insider trading violations.

The requirements contained in these procedures apply to securities trading and information handling by officers and employees of the Adviser (including spouses, minor children and adult members of their households). The requirements also apply to securities trading and information handling by temporary employees of the Adviser and independent consultants in certain circumstances.

The laws that address insider trading are not always clear and are continuously developing. An individual legitimately may be uncertain about the application of the rules in a particular circumstance. Often, a single question can prevent disciplinary action or complex legal problems. For these reasons, you should notify the Chief Compliance Officer immediately if you have any reason to believe that a violation of these procedures has occurred or is about to occur, or if you have any questions regarding the applicability of these procedures.

B. Policy on Insider Trading

No person to whom these procedures apply may trade, either personally or on behalf of others (such as Funds managed by the Adviser), based on knowledge of material, nonpublic information, nor may any Adviser personnel communicate material, nonpublic information to others in violation of the law.

 1.               What is Material Information?

 Information is material where there is a substantial likelihood that a reasonable investor would consider that information important in making his or her investment decisions. Generally, this includes any information the disclosure of which may have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact specific inquiry. For this reason, you should direct any questions about whether information is material to the Chief Compliance Officer.

 Material information often relates to a company’s financial results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

 Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities or the portfolio holdings of any Fund may, in some contexts, be material. Pre-publication information regarding reports to be published in the financial press also may be material,

 2.               What is Nonpublic Information?

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the SEC or some other government agency, a news reporting service or publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

 3.               Identifying Inside Information

 Before executing any trade for yourself or others, including any Funds, you must determine whether you have access to material, nonpublic information. If you think that you might have access to material, nonpublic information, you should take the following steps:
  Report the information and proposed trade immediately to the Chief Compliance Officer.
  Do not purchase or sell the securities on behalf of yourself or others, including the Funds.
  Do not communicate the information inside or outside the Adviser, other than to the Chief Compliance Officer.
  After the Chief Compliance Officer has reviewed the issue, he or she will determine whether the information is material and nonpublic and, if so, what action should be taken.
 You should consult with the Chief Compliance Officer before taking any action or engaging in any transaction.  This degree of caution will protect you, the Funds and the Adviser.

 4.               Contacts with Public Companies

 Contacts with public companies represent an important part of our research effort. The Adviser may make investment decisions on the basis of conclusions formed through such contacts and analysis of publicly available information. Difficult legal issues can arise, however, when, in the course of these contacts, an Employee of the Adviser becomes aware of material, nonpublic information. This could happen, for example, if a company’s chief financial officer prematurely discloses quarterly results to an analyst, or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. If this information then is communicated to other Adviser employees prior to it becoming public information, it is possible that Fund transactions could be executed based, in part, on this information. To protect yourself, the Funds and the Adviser, you should contact the Chief Compliance Officer immediately if you believe that you may have received material, nonpublic information.

 5.               Tender Offers

Tender offers represent a particular concern under the laws governing insider trading for two reasons: First, tender offer activity often produces extraordinary gyrations in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases), Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in possession of material, nonpublic information regarding a tender offer received from the tender offeror, the target company or anyone acting on behalf of either. Adviser personnel should exercise particular caution any time they become aware of nonpublic information relating to a tender offer.

 6.               Private Investments in Public Entities

 Analysts and other employees of the Adviser are sometimes approached by third parties (including prime brokers) that wish to solicit the Adviser’s participation in a private offering of securities of a publicly traded company. Such offerings often occur in connection with the anticipated and previously undisclosed merger or acquisition of a publicly traded company or other events which are not generally known by the public. Once any Employee of the Adviser becomes aware of such a transaction, the information must be reported to the Chief Compliance Officer or General Counsel and the security will immediately become restricted until a public announcement containing information about the transaction is released, with the anticipated and previously undisclosed merger or acquisition of a publicly traded company or other events which are not generally known by the public. In the event that any such solicitation is made, the contacted Employee must immediately make it clear to the third party that the Employee is not interested in learning the name of the publicly traded company or other details of the proposed transaction and the Employee must refer the third party to the Chief Compliance Officer immediately.

 The Chief Compliance Officer will speak to the third party to learn the name of the publicly traded company involved in the proposed transaction, If the Adviser does not hold securities of the publicly traded company, the Chief Compliance Officer will so inform the contacted Employee and the third party may reveal the name of the publicly traded company and other details of the proposed transaction to the Employee. If the Adviser does hold securities of the publicly traded company, the Chief Compliance Officer in consultation (as necessary) with the General Counsel, will determine whether the proposed transaction is attractive to the Clients in light of the fact that participation in the proposed transaction would require the Adviser’s current holdings of securities of the company to be placed on the Adviser’s Do Not Trade List. If it is determined that the proposed transaction is attractive in these circumstances, the Chief Compliance Officer will so inform the contacted Employee and the third party may reveal the name of the publicly traded company and other details of the proposed transaction to the Employee.

 7.               Voting by the Adviser on Significant Corporate Actions

Where the Adviser holds a substantial position for client or proprietary accounts in a company, the decision to vote for or against various proposals involving a significant corporate action (such as, merger or acquisition proposals or agreements, tender offers, share buybacks or extraordinary management developments) could in some cases be deemed to be material inside information. As a result, in cases in which significant corporate actions are proposed by a portfolio company in which our accounts own significant shares and are informed or believe that we could have a material impact on the vote such company shall be added to the “Do Not Trade List.” Once the proxy or tender decision is made public, the Chief Compliance Officer may remove the company from such list.

C. Do Not Trade List

The Adviser will maintain a “Do Not Trade List” of companies about which a determination has been made that it is prudent to restrict trading activity. This might include, for example, a company about which investment personnel may have acquired material, nonpublic information or a position where the Adviser may have a securities filing obligation.

As a general rule, trades will not be allowed for Funds, or for the personal accounts of employees, in the securities of a company appearing on the Do Not Trade List, except with approval of the Chief Compliance Officer. Similarly, any determination to remove a company from the Do Not Trade List must be approved by the Chief Compliance Officer. Restrictions with regard to securities on the Do Not Trade List are also considered to extend to options, rights or warrants relating to those securities and any securities convertible into those securities.

D.  Violations of the Policy

The Adviser considers violations of the policy against insider trading to be serious offenses and a violation of the policy may result in disciplinary action appropriate under the circumstances.  To protect the rights of individuals against unproven allegations and to ensure that the interests of the accounts are protected, a person accused of a violation of the insider trading policy will be given the opportunity to explain the situation and to provide material or information relevant to prompt resolution.

If an allegation of insider trading is raised, the Chief Compliance Officer and senior management will be immediately notified.  That person will be subject to heightened supervision – all emails will be reviewed on a weekly basis and, if the person is a portfolio manager, all transactions will be reviewed by the Investment Committee on a weekly basis.  The Chief Compliance Officer, General Counsel and senior management, acting alone or jointly, shall prepare an action plan for prompt resolution of the allegations.  The action plan will consist, as appropriate, of a summary of the legal and factual allegations, documents, information and data accumulated and to be obtained, from whom, estimate of time, interviews planned, if any, and persons assigned to investigate the matter.  On a weekly basis (or more or less frequently, depending upon the circumstances) progress reports to the Chief Compliance Officer, senior management and the Board will be provided.  The plan may be amended or modified as required.  No later than completion of the action plan, the Chairman of the Funds’ Boards will be notified.

Upon completion of the review, the results will be presented to senior management and the Board with a recommendation as to appropriate sanctions, if any.  Sanctions may include any or all of the following:
    Letter of education,

    Formal warning by senior management,
    Fines or disgorgement of any profit or benefit derived from the violation,
    Suspension from employment,
    Dismissal from employment,
    Civil referral to the SEC or other civil regulatory authorities, or
    Criminal referral.